                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                            ------------------------


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                            For the month of May 2003


                            AETERNA LABORATORIES INC.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                        Form 20-F        Form 40-F   X
                                                 -----             -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                              Yes         No   X
                                                 -----       -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____

                                 DOCUMENTS INDEX


Documents Description
---------------------

--------------- -------------------------------------------------------------------------- --------------
1.              AEterna Laboratories Inc. - Management's Proxy Circular Dated April 4,
                2003
--------------- -------------------------------------------------------------------------- --------------

NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS
AND
MANAGEMENT PROXY CIRCULAR


                                                       AETERNA LABORATORIES INC.






April 4, 2003

                                     [LOGO]

                    NOTICE OF THE ANNUAL AND SPECIAL MEETING
                                 OF SHAREHOLDERS

         NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders of AEterna Laboratories Inc. (the "Corporation") will be held at The Ritz-Carlton Hotel, 1228 Sherbrooke Street West, Montreal, Quebec, on Thursday, May 29, 2003, at 10:30 a.m. (Montreal time) for the following purposes:

1. to receive the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2002, and the auditors' report thereon;

2.       to elect directors;

3. to appoint auditors and authorize the directors to fix their compensation;

4. to ratify and approve an amendment to the Stock Option Plan of the Corporation to increase the number of Subordinate Voting Shares available for issuance under such plan; and

5.       to consider any other item which may properly come before the meeting.

         Enclosed is a copy of the 2002 Annual Report of the Corporation including the financial statements and the auditors' report thereon, together with the Management Proxy Circular and a Form of Proxy.

By Order of the Board of Directors,


/s/ Claude Vadboncoeur
----------------------------
Claude Vadboncoeur
Vice President, Legal Affairs and Corporate Secretary

Quebec, Quebec, April 4, 2003

         SHAREHOLDERS UNABLE TO ATTEND THE MEETING ARE REQUESTED TO COMPLETE AND SIGN THE ENCLOSED FORM OF PROXY AND RETURN IT IN THE STAMPED ENVELOPE PROVIDED. TO BE VALID, PROXIES MUST REACH THE OFFICE OF NATIONAL BANK TRUST INC., 1100 UNIVERSITY STREET, 9TH FLOOR, MONTREAL, QUEBEC, H3B 2G7, NO LATER THAN AT THE CLOSE OF BUSINESS ON THE LAST BUSINESS DAY PRECEDING THE DATE OF THE MEETING OR ANY ADJOURNMENT THEREOF.

         AETERNA LABORATORIES INC., 1405 BOULEVARD DU PARC-TECHNOLOGIQUE, QUEBEC, QUEBEC, G1P 4P5

                            MANAGEMENT PROXY CIRCULAR


1.       SOLICITATION OF PROXIES

         THIS CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION, BY THE MANAGEMENT OF AETERNA LABORATORIES INC. (THE "CORPORATION"), OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION (THE "MEETING"), TO BE HELD ON THURSDAY, MAY 29, 2003, AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE NOTICE OF MEETING OR ANY ADJOURNMENT THEREOF.

         Unless otherwise indicated, the information contained in this Circular is given as of March 26, 2003.

         The solicitation will be conducted primarily by mail; some proxies may also be solicited directly in the case of directors, officers or employees of the Corporation, but without further compensation. The Corporation may also reimburse brokers and other persons holding Multiple Voting Shares or Subordinate Voting Shares on their behalf or on behalf of nominees, for costs incurred in sending the proxy documents to principals and to obtain their proxies. The Corporation will assume the cost of solicitation, which should be minimal.


2.       APPOINTMENT OF PROXYHOLDERS

         THE PERSONS NAMED AS PROXYHOLDERS IN THE ENCLOSED FORM OF PROXY ARE DIRECTORS OR OFFICERS OF THE CORPORATION. A SHAREHOLDER MAY APPOINT A PERSON OTHER THAN THE PERSONS INDICATED IN THE SAID FORM TO ACT AS HIS/HER PROXYHOLDER. TO DO SO, THE SHAREHOLDER MUST WRITE THE NAME OF SUCH PERSON IN THE APPROPRIATE SPACE ON THE FORM OF PROXY. In order to ensure they are counted, completed proxies must be received at the office of National Bank Trust Inc., 1100 University Street, 9th Floor, Montreal, Quebec, H3B 2G7, no later than at the close of business on the last business day preceding the date of the Meeting or any adjournment thereof, or they may be delivered to the Chairman at the Meeting or at any adjournment thereof. A person acting as proxyholder need not be a shareholder of the Corporation.


3.       REVOCATION OF PROXIES

         A shareholder giving a proxy may revoke it at all times by a document signed by him/her or by a proxyholder authorized in writing or, if the shareholder is a corporation, by a document signed by an officer or a proxyholder duly authorized, given to the Secretary of the Corporation at 1405 boulevard du Parc-Technologique, Quebec, Quebec, G1P 4P5, until the last business day, inclusively, preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or to the Chairman of such meeting on the day of the Meeting or any adjournment thereof.

4.       NON-REGISTERED HOLDERS OF SHARES

         THE INFORMATION SET FORTH IN THIS SECTION SHOULD BE REVIEWED CAREFULLY BY THE NON-REGISTERED SHAREHOLDERS OF THE CORPORATION. SHAREHOLDERS WHO DO NOT HOLD THEIR SHARES IN THEIR OWN NAME (THE "BENEFICIAL SHAREHOLDERS") SHOULD NOTE THAT ONLY PROXIES DEPOSITED BY SHAREHOLDERS WHO APPEAR ON THE RECORDS MAINTAINED BY THE CORPORATION'S REGISTRAR AND TRANSFER AGENT AS REGISTERED HOLDERS OF SHARES WILL BE RECOGNIZED AND ACTED UPON AT THE MEETING. If shares are listed in an account statement provided to a shareholder by a broker, those shares will, in all likelihood, not be registered in the shareholder's name. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such shares are registered in the name of CEDE & Co. (the registration name for The Depository Trust Company, which acts as nominee for many U.S. brokerage firms). Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients.

         National Instrument 54-101 of the Canadian Securities Administrators requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. For that reason, a shareholder receives this Circular from his or her broker or other intermediary, together with a voting instruction form. The various brokers and other intermediaries have their own mailing procedures and provide their own signing and return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. The voting instruction form supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the form of proxy provided directly to registered shareholders by the Corporation. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADPIC") in Canada. ADPIC typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADPIC, or otherwise communicate voting instructions to ADPIC (by way of the Internet or telephone, for example). ADPIC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives an ADPIC voting instruction form cannot use that form to vote shares directly at the Meeting. The voting instruction forms must be returned to ADPIC (or instructions respecting the voting of shares must otherwise be communicated to ADPIC) well in advance of the Meeting in order to have the shares voted. If you have any questions respecting the voting of shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

         Since the Corporation does not have access to the names of its Beneficial Shareholders, if a Beneficial Shareholder attends the Meeting, the Corporation will have no record of their shareholdings or of their entitlement to vote, unless the broker (or other intermediary) has appointed such Beneficial Shareholder as proxy holder. Therefore, a Beneficial Shareholder who wishes to vote in person at the Meeting, should insert his or her own name in the space provided on the voting instruction form sent to him or her by the broker or other intermediary. By doing so, the broker or other intermediary is instructed to appoint the Beneficial Shareholder as proxyholder. Then the Beneficial Shareholder should follow the signing and return instructions provided by his or her broker or other intermediary. The Beneficial Shareholder should not otherwise complete the form, as he or she will be voting at the Meeting.

         ALL REFERENCES TO SHAREHOLDERS IN THIS MANAGEMENT PROXY CIRCULAR AND THE ACCOMPANYING FORM OF PROXY AND NOTICE OF MEETING ARE TO REGISTERED SHAREHOLDERS UNLESS SPECIFICALLY STATED OTHERWISE.


5.       VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

         The shares conferring voting rights at the Meeting are the Multiple Voting Shares and the Subordinate Voting Shares. Each Multiple Voting Share confers the right to 10 votes and each Subordinate Voting Share confers the right to one vote. On March 26, 2003, there were 4,727,100 Multiple Voting Shares and 35,966,427 Subordinate Voting Shares outstanding.

         Holders of Multiple Voting Shares and Subordinate Voting Shares, entered on the list of shareholders compiled at the close of business (Montreal time) on April 18, 2003 (the "Record Date"), will have the right to vote at the Meeting or at any adjournment thereof if they are present or represented by a proxyholder.

         To the knowledge of the directors and officers of the Corporation, the only persons who are beneficial owners of, directly or indirectly, or exercise power or control over shares conferring more than 10% of the voting rights attached to each class of participating and issued and outstanding shares of the Corporation are:



NAME OF SHAREHOLDER            SUBORDINATE VOTING SHARES       MULTIPLE VOTING SHARES        TOTAL PERCENTAGE OF
                                                                                                VOTING RIGHTS
----------------------------  ----------------------------   ----------------------------  -------------------------
                                   (#)             (%)              (#)          (%)                   (%)

Eric Dupont                         33,413        0.09           4,725,000      99.96                56.81

SGF Sante inc.*                  5,333,334       14.83                   -          -                 6.41

Solidarity Fund (QFL)*           4,996,525       13.89                   -          -                 6.00



* 4,000,000 of these 5,333,334 Subordinated Voting Shares (in the case of SGF Sante inc. ("SGF Sante"), a subsidiary of the Societe Generale de Financement du Quebec) and 3,333,334 of these 4,996,525 Subordinate Voting Shares (in the case of the Solidarity Fund (QFL) ("Fund QFL")) were issued on April 9, 2002, in connection with a total overall investment of $55 million from these investors in the Corporation in the form of a private placement in Subordinate Voting Shares with attached warrants. In respect to this placement, SGF Sante and Fund QFL have each reached an agreement with Dr. Eric Dupont whereby Dr. Dupont specifically agreed that, so long as he holds the majority of votes attached to all voting shares of the Corporation, he will not vote in favour of specific significant events that concern the Corporation and its subsidiaries, without having received the prior approval of SGF Sante and/or Fund QFL.


6.       PRESENTATION OF THE FINANCIAL STATEMENTS

         The Annual Report including the audited consolidated financial statements of the Corporation for the year ended December 31, 2002 and the Auditors' report thereon will be submitted to the Meeting.

7.       EXERCISE OF VOTING RIGHTS BY PROXIES

         The persons named as proxies will vote or withhold from voting the shares in respect of which they are appointed or vote for or against any particular question, in accordance with the direction of the shareholders appointing them. IN THE ABSENCE OF SUCH DIRECTION, SUCH SHARES WILL BE VOTED IN FAVOUR OF ALL MATTERS IDENTIFIED IN THE ATTACHED NOTICE OF MEETING. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting and to other matters which may properly come before the Meeting. At the time of printing of this Circular, the Management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting other than the matters referred to in the Notice of Meeting.


8.       ELECTION OF DIRECTORS

         Corporation by-laws provide that the Board of Directors of the Corporation is formed of at least five (5) and at most fifteen (15) directors. Directors are elected annually by the shareholders of the Corporation, but the directors may from time to time appoint one or more directors, provided that the total number of directors so appointed does not exceed one third of the number of directors elected at the last annual meeting of the shareholders. The Corporation proposes the nine (9) persons named herebelow as candidates for election as directors. Each elected director will remain in office until adjournment of the next annual meeting of the shareholders or until his/her successor is elected or appointed, unless his/her post is vacated earlier.

         Under the terms of a shareholders' agreement signed on November 12, 1999, between Fund QFL and the Corporation, Fund QFL was granted the right to designate one (1) member of the Board of Directors of the Corporation, provided that Fund QFL holds at least 499,999 Subordinate Voting Shares of the Corporation's capital stock. Likewise, under the terms of contractual agreements signed by the Corporation, SGF Sante and Dr. Eric Dupont, concerning, among other matters, the election of directors, provided SGF Sante holds at least 5% in number of the Corporation's voting shares issued and outstanding, (a) the Corporation will propose for election as a director of the Corporation, at each annual meeting of the shareholders, (i) one candidate designated by SGF Sante, provided that the candidate receives a favourable recommendation from the Corporate Governance Committee (this candidate will also be appointed to the Audit Committee and the Corporate Governance Committee of the Corporation), and
(ii), except for the 2002 annual meeting of the shareholders, one candidate jointly designated by SGF Sante and Dr. Eric Dupont, (b) the Corporation will solicit proxies from its shareholders for the election of such candidates as directors of the Corporation, and (c) Dr. Eric Dupont will exercise the voting rights conveyed by his shares, concerning any resolution bearing on the election of directors to be studied by the beneficial holders of any participating shares of the Corporation, in favour of the election of the candidates so designated. In this respect, and in accordance with the agreement mentioned above, Dr. Francis Bellido is the candidate currently designated by SGF Sante and the candidate to be jointly designated by SGF Sante and Dr. Dupont remains to be selected.

         UNLESS INSTRUCTIONS ARE GIVEN TO ABSTAIN FROM VOTING WITH REGARD TO THE ELECTION OF DIRECTORS, THE PERSONS WHOSE NAMES APPEAR ON THE ENCLOSED FORM OF PROXY WILL VOTE IN FAVOUR OF THE ELECTION OF THE NINE (9) NOMINEES WHOSE NAMES ARE SET OUT HEREINBELOW. MANAGEMENT OF THE CORPORATION DOES NOT FORESEE THAT ANY OF THE FOLLOWING NOMINEES LISTED BELOW WILL BE UNABLE OR, FOR ANY REASON,

UNWILLING TO PERFORM HIS/HER DUTIES AS DIRECTOR. IN THE EVENT THAT THE FOREGOING OCCURS FOR ANY REASON, PRIOR TO THE ELECTION, THE PERSONS INDICATED ON THE ENCLOSED FORM OF PROXY RESERVE THE RIGHT TO VOTE FOR ANOTHER CANDIDATE OF THEIR CHOICE UNLESS OTHERWISE INSTRUCTED BY THE SHAREHOLDER IN THE FORM OF PROXY TO ABSTAIN FROM VOTING IN THE ELECTION OF DIRECTORS.




     NAME AND PLACE OF                                                   DIRECTOR               NUMBER AND
         RESIDENCE                       PRINCIPAL OCCUPATION             SINCE            CLASS OF SHARES HELD
---------------------------------------------------------------------------------------------------------------------


Marcel Aubut                     Managing Partner                          1996      13,500 Subordinate Voting Shares
Sillery, Quebec                  Heenan Blaikie Aubut  (law firm)

Francis Bellido, PhD  (1)        President and Chief Operating             2002      -------
Beaconsfield, Quebec             Officer
                                 SGF Sante Inc.

Stormy Byorum (1)                Managing Partner                          2001      -------
New York, NY                     Violy, Byorum & Partners

Eric Dupont, PhD (2)             Executive Chairman                        1991      4,725,000 Multiple Voting Shares
Sainte-Petronille,              AEterna Laboratories Inc.                            33,413 Subordinate Voting Shares
Ile d'Orleans, Quebec

Prof. Dr. Jurgen Engel (3)       Managing Director                         2003      -------
Frankfurt, Germany               Zentaris GmbH
                                 Executive Vice President, Global
                                 Research and Development and Chief
                                 Operating Officer
                                 AEterna Laboratories Inc.

Gilles Gagnon                    President and Chief Executive             2002      3,950 Subordinate Voting Shares
Sherbrooke, Quebec               Officer
                                 AEterna Laboratories Inc.

Jean-Claude Gonneau              General Manager                           1995      182,126 Subordinate Voting
Louveciennes, France             SG Cowen, Paris                                     Shares

Pierre Laurin, PhD (2)           Executive in Residence
Verdun, Quebec                   HEC Montreal                              1998      -------

Pierre MacDonald (1)(2)          President and Chief Executive             2000      4,500 Subordinate Voting Shares
Verdun, Quebec                   Officer
                                 MacD Consult Inc.

---------------------------------------------------------------------------------------------------------------------

(1)  Member of the Audit Committee
(2)  Member of the Corporate Governance Committee
(3) Prof. Dr. Engel is Managing Director of Zentaris GmbH. Previously, he was Chief Executive Officer of Zentaris AG after having been head of Corporate Research and Development including Drug Discovery, at Asta Medica AG in Frankfurt, Germany.

         The Corporation does not have any direct information concerning shares beneficially owned by the above-mentioned persons or concerning shares over which such persons exercise control or direction. This information was provided by the directors and nominees individually.

9.       EXECUTIVE COMPENSATION

A.       COMPENSATION OF DIRECTORS

         Further to a revision of its directors' remuneration policy, each outside director receives, as a basic remuneration, as of 2003, an annual amount of $15,000. The Corporation has also granted to each of its outside directors, during the last quarter of 2002, 15,000 stock options as an annual retainer for the years 2003, 2004 and 2005. The outside directors are finally receiving since January 1, 2003, an attendance fee of $1,500 for each attended Board meeting. This fee is reduced to $750 per meeting for a director participating by telephone, teleconference or any other telecommunication device. Committee chairpersons receive an additional annual retainer of $5,000, and an attendance fee of $1,000 is paid to each outside director attending Committee meetings, such fee being reduced to $500 for participation by telephone or by any other telecommunication device. Such chairpersons have also been granted 9,000 stock options of the Company as remuneration for the years 2003, 2004 and 2005.

B.       COMPENSATION OF EXECUTIVE OFFICERS

         The table below shows detailed information on the compensation of the Chairman of the Board and Chief Executive Officer in 2002 as well as the four
 (4) other most highly compensated executive officers (collectively, the "Named Executive Officers"), whose salaries and bonuses awarded exceeded $100,000 in 2002. The compensation is applicable to the 2002, 2001, and 2000 financial years.

         The aggregate amount of cash compensation paid by the Corporation to the Corporation's eight (8) executive officers in consideration of services rendered during the last financial year of the Corporation ended December 31, 2002 was $1,840,152.

                         SYNOPTIC TABLE OF COMPENSATION


-------------------------------------------------------------------------------------------------------------------
                                       ANNUAL COMPENSATION                  LONG-TERM COMPENSATION
                               ----------------------------------------------------------------------------
                                                                              AWARDS             PAYOUTS
                                                                   ---------------------------------------
                                                                    SECURITIES
                                                          OTHER       UNDER
                                                         ANNUAL      OPTIONS/     SUBORDINATE             ALL
   NAME AND PRINCIPAL                                  COMPENSATION    SARS      VOTING SHARES   LTIP     OTHER
       OCCUPATION        YEAR    SALARY       BONUS                  GRANTED       OR UNITS      PAYOUTS  BENEFITS

                                   ($)         ($)         ($)         (#)            ($)          ($)       ($)
-------------------------------------------------------------------------------------------------------------------

 Eric Dupont, PhD        2002    300,000     100,000        -       175,000            -            -         -
 Chairman of the Board   2001    300,000     100,000        -        55,000            -            -         -
 and Chief Executive     2000    245,833     100,000        -             -            -            -         -
 Officer

-------------------------------------------------------------------------------------------------------------------

 Gilles Gagnon*          2002    191,300     100,000        -        60,000            -            -         -
 President and Chief     2001    173,958     100,000        -       125,000            -            -         -
 Operating Officer       2000     50,000      25,000        -             -            -            -         -

-------------------------------------------------------------------------------------------------------------------

 Claude Hariton, PhD     2002    196,519      75,000        -        50,000            -            -         -
 Vice President and      2001    189,883      75,000        -        68,750            -            -         -
 Chief Medical Officer   2000    186,900      55,000        -             -            -            -         -

-------------------------------------------------------------------------------------------------------------------

 Dennis Turpin           2002    150,000      75,000        -       140,000            -            -         -
 Vice President and      2001    150,000      50,000        -        92,500            -            -         -
 Chief Financial         2000    150,000      50,000        -             -            -            -         -
 Officer

-------------------------------------------------------------------------------------------------------------------

 Normand Tremblay        2002    150,000      50,000        -        73,000            -            -         -
 Vice President,         2001    150,000      50,000        -        92,500            -            -         -
 Planning and External   2000    150,000      50,000        -             -            -            -         -
 Affairs

-------------------------------------------------------------------------------------------------------------------


(*) In the year 2000, Mr. Gagnon has been employed by the Corporation for four (4) months. His annual salary was $150,000.

C.       STOCK OPTION PLAN

         The Corporation has established a stock option plan for the directors, executive officers, employees, members of the Scientific Advisory Board and persons providing continuous services to the Corporation (the "Plan") in order to attract and retain these persons, who will be motivated to work toward ensuring the Corporation's success. The Board has full and complete authority to interpret the Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Plan, provided that such interpretations, rules, regulations and determinations are consistent with the rules of all stock exchanges on which the securities of the Corporation are then traded and with all relevant securities legislation. Subject to regulatory approval, the Board may, at any time, amend, suspend or terminate the Plan in whole or in part. Eligibility for the Plan will be determined by the Board of Directors or the Corporate Governance Committee, as the case may be.

         All of the options that are granted under the Plan may be exercised within a maximum period of 10 years following the date of their grant. The Board of Directors or the Corporate Governance Committee, as the case may be, designates, in its discretion, the option recipients to whom the stock options are granted and determines the number of Subordinate Voting Shares covered by each of such options, the grant date, the exercise price of each option, the expiry date and any other question relating thereto, in each case in accordance with the applicable legislation of the securities regulatory authorities. The price at which the Subordinate Voting Shares may be purchased may not be lower than the greater of the closing prices of the shares on the Toronto Stock Exchange and the Nasdaq National Market, on the last trading day preceding the date of grant of the option. Any option issued is non-transferable.

         The maximum number of Subordinate Voting Shares that are issuable under the Plan shall not exceed 3,285,101 shares. The maximum number of Subordinate Voting Shares that may be optioned in favour of any individual shall not exceed 5% of the number of outstanding shares.

         On February 20, 2003, the directors of the Corporation passed a resolution in order, among other things, to update and restate the Plan by setting the maximum number of Subordinate Voting Shares that are issuable under the Plan (Schedule "B"), the whole as more fully described in this Circular under item 15 entitled "Modification to the Stock Option Plan". The confirmation of that modification by the shareholders of the Corporation is solicited by this Management Proxy Circular.

OPTIONS GRANTED DURING THE LAST FINANCIAL YEAR

         The following table indicates the individual grants of securities to the Named Executive Officers during the financial year ended December 31, 2002. The aggregate number of Subordinate Voting Shares covered by options granted during that period was 1,048,895 at prices varying from $4.31 to $8.85 per share, establishing at 2,949,872 the total number of shares covered by options granted and outstanding pursuant to the Plan at December 31, 2002. No stock option is outstanding according to the options issued on an individual basis in 1995; all of these options have expired on December 31, 2001. During the financial year ended December 31, 2002, 257,983 options were exercised at prices varying from $4.30 to $6.00.


--------------------------------------------------------------------------------------------------------------------

                                           % OF TOTAL OPTIONS  EXERCISE PRICE      MARKET VALUE
                        SECURITIES UNDER     GRANTED DURING    OR BASIC PRICE      OF SECURITIES
         NAME            OPTIONS GRANTED     FINANCIAL YEAR       PER SHARE     UNDERLYING OPTIONS   EXPIRATION DATE
                                                                               ON THE DATE OF GRANT

                                                                                  ($ / SECURITY)
                               (#)                 (%)         ($ / SECURITY)
----------------------------------------------------------------------------------------------------------------------

  Eric Dupont, PhD           100,000              16.7              5.96               5.96         October 31, 2012
                             75,000                                 5.70               5.70         December 15, 2012

----------------------------------------------------------------------------------------------------------------------

  Gilles Gagnon              60,000                5.7              5.70               5.70         December 15, 2012

----------------------------------------------------------------------------------------------------------------------

  Claude Hariton, PhD        50,000                4.8              5.70               5.70         December 15, 2012

----------------------------------------------------------------------------------------------------------------------

  Dennis Turpin              90,000               13.3              5.96               5.96         October 31, 2012
                             50,000                                 5.70               5.70         December 15, 2012
----------------------------------------------------------------------------------------------------------------------

  Normand Tremblay           23,000                7.0              5.96               5.96         October 31, 2012
                             50,000                                 5.70               5.70         December 15, 2012
----------------------------------------------------------------------------------------------------------------------


OPTIONS EXERCISED DURING THE LAST FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

         The following table summarizes for each of the Named Executive Officers the number of shares acquired on options exercised, if any, during the financial year ended December 31, 2002, the aggregate value realized upon exercise, the total number of shares covered by unexercised options, if any, held at December 31, 2002, and the value of such unexercised options as at the same date.


----------------------------------------------------------------------------------------------------------------------
         NAME           SECURITIES ACQUIRED      AGGREGATE VALUE     UNEXERCISED OPTIONS AT    VALUE OF UNEXERCISED
                            ON EXERCISE             REALIZED               FY-END 2002         IN-THE-MONEY OPTIONS
                                                                                                 AT FY-END 2002(1)
                                 #                     ($)                      #                       ($)

                                                                          EXERCISABLE /            EXERCISABLE /
                                                                          UNEXERCISABLE            UNEXERCISABLE
----------------------------------------------------------------------------------------------------------------------

Eric Dupont, PhD                nil                    nil                  --/217,500                --/16,500
----------------------------------------------------------------------------------------------------------------------
Gilles Gagnon                   nil                    nil               79,167/160,000            94,667/13,200
----------------------------------------------------------------------------------------------------------------------
Claude Hariton, PhD             nil                    nil               100,000/109,375           82,000/11,000
----------------------------------------------------------------------------------------------------------------------
Dennis Turpin                   nil                    nil                6,250/220,000              --/11,000
----------------------------------------------------------------------------------------------------------------------
Normand Tremblay                nil                    nil                6,250/153,000              --/11,000
----------------------------------------------------------------------------------------------------------------------

(1) The value of an unexercised in-the-money option at financial year-end is the difference between the exercise price of the option and the closing price of Subordinate Voting Shares on the Toronto Stock Exchange at December 31, 2002, namely $5.92 per share. These values have not been and may never be realized. The options have not been and may never be exercised; and actual gains, if any, upon exercise will depend upon the value of the Subordinate Voting Shares on the date of the exercise. There can be no assurance that these values will be realized. Values of unexercised options are based on the exercise prices varying from $4.50 to $5.70, as applicable at the specific grant dates.

D.       REPORT OF THE CORPORATE GOVERNANCE COMMITTEE ON EXECUTIVE COMPENSATION

COMPOSITION OF THE COMMITTEE

         At December 31, 2002, the Corporate Governance Committee (the "Committee") was composed of:

         Dr. Eric Dupont, Dr. Pierre Laurin and Mr. Pierre MacDonald.

MANDATE OF THE COMMITTEE

         The Committee, which was formed on May 16, 1996, is entrusted with examining matters related to the appointment and compensation of executive officers of the Corporation, including that of the Executive Chairman and of the Chief Executive Officer, in view of making recommendations to the Board. The Committee also reports to the Board on options awarded. It reviews the composition of the Board and of its committees and proposes and recommends candidates for election or appointment to the Board. Finally, the Committee is responsible for examining the terms and conditions of the aggregate compensation plans of the Corporation and to verify the competitiveness thereof in relation to companies carrying on activities similar to those of the Corporation.

EXECUTIVE COMPENSATION POLICY

         An aggregate compensation policy has been established to acknowledge and reward the contributions of the executive officers to the Corporation's success and to ensure competitive compensation, in order that the Corporation may benefit from the expertise required to pursue its objectives.

         In accordance with this policy, the compensation of the officers is based on three principal elements: the basic salary, the performance units and the award of stock options. The Corporation intends to pay a competitive aggregate compensation that includes an incentive related to the obtainment of corporate results in addition to a basic salary in accordance with a reference market. The incentive compensation is granted on the basis of criteria approved by the Committee.

SHORT-TERM INCENTIVE COMPENSATION

         The short-term incentive plan sets out the award of performance units in the form of guaranteed value stock options based on the achievement of the strategic objectives of the Corporation. These objectives are set at the beginning of each financial year as part of the revision of corporation strategies.

         In the case of the executive officers, the number of performance units in the form of exercisable stock options can be decreased according to the level of attainment of financial and strategic objectives of the Corporation.

LONG-TERM COMPENSATION OF EXECUTIVE OFFICERS

         The long-term component of the officers' aggregate compensation is exclusively based on the Corporation's Stock Option Plan. This Plan permits the granting of a number of options that varies in accordance with the contribution of the officers and their responsibilities.

CONTROL AND REVISION OF THE COMPENSATION PLAN

         The Committee must ensure that the compensation of the officers is consistent with the aggregate compensation policy of the Corporation. The relative situation of the Corporation with regard to compensation is determined annually by means of studies, in respect of a reference market, composed of comparable businesses. Internal equity analyses are also conducted in order to make the required adjustments.

COMPENSATION OF THE EXECUTIVE CHAIRMAN
COMPENSATION OF THE CHIEF EXECUTIVE OFFICER

         The compensation of the Executive Chairman is governed pursuant to an individual contractual agreement. On October 23, 1993, Dr. Eric Dupont signed an exclusive contract agreement with the Corporation having an initial term of five
(5) years and renewable annually thereafter. This contract included a non-competition clause in favour of the Corporation. The compensation of the Chief Executive Officer is along the lines of the corporate policy on management compensation. The Chief Executive Officer's contract of employment also contains a non-competition clause but does not provide for any specific plan of remuneration.

CONCLUSION

         In accordance with the executive compensation policy, a significant portion of the compensation of the executive officers is related to the performance of the Corporation, the responsibilities inherent in their duties and, in particular, the performance of the shares and their long-term appreciation. The Committee reviews the compensation programs of the executive officers annually in order to ensure their competitiveness and compliance with the objectives, values and strategies of the Corporation.

         If the circumstances so require, the Committee may recommend employment conditions that are different from the policies in effect as well as the execution of non-standard employment contracts by the Corporation.

         By the Committee:

         Eric Dupont
         Pierre Laurin
         Pierre MacDonald

10.      INDEBTEDNESS OF DIRECTORS AND  OFFICERS

         As at March 26, 2003, the directors and officers of the Corporation did not owe the Corporation any amount in respect of the purchase of securities of the Corporation or otherwise.


11.      PERFORMANCE GRAPH

         On December 31, 2002, the closing price of the Subordinate Voting Shares on the Toronto Stock Exchange was $5.92 per share. The following graph shows the cumulative return of a $100 investment in Subordinate Voting Shares of the Corporation, made on December 31, 1997, initially, on the Montreal Exchange and as at December 6, 1999 on the Toronto Stock Exchange (as of which date all trading had to be effected on the Toronto Stock Exchange), compared with the total return of the S&P/TSX Composite Index for each financial year shown on this graph.

                          [GRAPHIC DATA]


12.      STATEMENT OF CORPORATE GOVERNANCE PRACTICES

         In conformity with the rules of the Toronto Stock Exchange, the Corporation must disclose information as regards to its corporate governance practices as compared to the guidelines provided for in the Toronto Stock Exchange Company Manual (the "Guidelines"). The Board of Directors of the Corporation considers good corporate governance to be important to the effective operations of the Corporation. The Corporation's Corporate Governance Committee makes recommendations regarding the compliance of the Corporation's practices with the Guidelines and oversees disclosure obligations related thereto. The Corporate Governance Committee has also been reviewing the proposed amendments to the Guidelines published in the spring and fall of 2002, and has considered the Corporation's governance practices in response to the United States SARBANES-OXLEY ACT OF 2002 and the proposals put forward by the Nasdaq National Market ("Nasdaq"). The majority of these new rules are not in final form or do not apply with respect to disclosure as at December 31, 2002. As the proposed amendments to the TSX Guidelines, the Nasdaq proposals and the provisions of the SARBANES-OXLEY ACT

OF 2002 come into effect, the Board of Directors will review and amend its governance practices on an ongoing basis in response to these standards.

         The information provided by the Corporation with respect to each one of these Guidelines appears in Schedule "A".


13.      INSURANCE OF DIRECTORS AND OFFICERS

         The Corporation purchases liability insurance for the benefit of its directors and officers, which covers them against certain liabilities contracted by them in such capacity. In 2002, this insurance provided a maximum coverage of $20,000,000 per event and policy year. For the financial year ended December 31, 2002, the premium paid by the Corporation was $63,220. When the Corporation is authorized or required to indemnify insureds, a deductible of $50,000 applies.


14.      APPOINTMENT OF AUDITORS

         Management of the Corporation proposes that PricewaterhouseCoopers LLP, Chartered Accountants, be appointed as auditors of the Corporation and that the directors of the Corporation be authorized to fix their compensation. PricewaterhouseCoopers have acted as auditors of the Corporation since the financial year of the Corporation ended December 31, 1993.

         UNLESS INSTRUCTED TO ABSTAIN FROM VOTING WITH REGARD TO THE APPOINTMENT OF AUDITORS, THE PERSONS WHOSE NAMES APPEAR ON THE ENCLOSED FORM OF PROXY WILL VOTE IN FAVOUR OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS.


15.      MODIFICATION TO THE STOCK OPTION PLAN

         During the annual and special meeting of the Corporation, the shareholders will be asked to consider, and if thought appropriate, to approve Resolution 2003-1 providing for certain amendments to the Plan which the directors unanimously approved on February 20, 2003, subject to shareholders and regulatory approval.

         The material amendment proposed to be made to the Plan, which amendment is blacklined in the Plan annexed herewith as Schedule "C", is to set the maximum number of Subordinate Voting Shares which may be set aside for issuance under the Plan at 4,069,352. Initially, the Plan was adopted by the Corporation on November 7, 1995, and was amended on June 18, 1997, May 5, 1999, June 8, 2000, May 23, 2001 and June 12, 2002, to increase the number of Subordinate Voting Shares issuable under the Plan.

         The Corporation, like others in the biopharmaceutical industry, considers the use of stock option plan to be an important means of attracting, retaining and motivating qualified personnel. Management is of the opinion that the fact that all of the Corporation's employees have options contributes to the success and rapid growth of the Corporation. In making the decision to amend the Plan, the Corporate Governance Committee and the Board of Directors considered a number of factors, including the number of options currently outstanding under the Plan, the Corporation's human resource requirements, competitive benchmarks and the anticipated need to grant options in the future. Based on a review of these factors, the directors have unanimously determined that the proposed changes, including, among other things, the setting of a maximum number of Subordinate Voting Shares reserved for issuance under the Plan, are both reasonable and in the best interests of the Corporation.

         The proposed new maximum is intended to allow the Corporation to continue (as has been the Corporation's practice in the past) to have 10% of the total of Multiple Voting Shares and Subordinate Voting Shares of the Corporation available for issuance pursuant to the exercise of options in the form of "Unexercised Options" and "Options Available for Issue". With the establishment at 4,069,352, further to the inscription of 1,022,259 additional Subordinate Voting Shares, there were 2,960,423 unexercised options outstanding at February 28, 2003 and 1,108,929 Subordinate Voting Shares available for issuance pursuant to the exercise of options that have yet to be granted. This new number of Subordinate Voting Shares available for the exercise of stock options will represent 10% of the total aggregate number of issued and outstanding Multiple Voting Shares and Subordinate Voting Shares as at February 28, 2003. An aggregate of 2,130,342 shares have been issued further to exercises of stock options since the enactment of the Plan and the granting of stock options on an individual basis in 1995.

         Resolution 2003-1 has been pre-cleared by the Toronto Stock Exchange and must also be approved by the majority of the votes cast at the Meeting by all the shareholders of the Corporation present or represented by proxy.

         UNLESS INSTRUCTED OTHERWISE, THE PERSONS WHOSE NAMES APPEAR ON THE ENCLOSED FORM OF PROXY WILL VOTE IN FAVOUR OF RESOLUTION 2003-1.


16.      SHAREHOLDER PROPOSALS FOR 2004

         Proposals from shareholders shall be submitted no later than January 24, 2004 in order that the Corporation may include them in the proxy solicitation circular to be issued for the Corporation's annual meeting of shareholders in 2004.


17.      ADDITIONAL INFORMATION

         The Corporation will provide the following documents to any person or company upon request to the Secretary of the Corporation, at its head office at 1405 boulevard du Parc-Technologique, Quebec, Quebec, G1P 4P5:

(i) one copy of the comparative financial statements of the Corporation for its most recent financial year together with the report of the auditors thereon, both contained in the Corporation's 2002 Annual Report, and one copy of any interim financial statements of the Corporation published subsequent to the financial statements for its most recent financial year; and

(ii) one copy of this Management Proxy Circular.

         In addition, the Annual Information Form will be available from the date of its filing with the securities commissions or similar authorities in Canada as well as any other document incorporated by reference in such Annual Information Form. The Corporation may require the payment of reasonable expenses if a request is received from a person who is not a holder of securities of the Corporation, unless the Corporation makes a distribution of its securities pursuant to a short form prospectus, in which case such documents will be provided free of charge.


18.      DIRECTORS' APPROVAL

         The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors of the Corporation as of April 2, 2003.

Dated at Quebec, April 4, 2003.


/s/ Claude Vadboncoeur
----------------------------
Claude Vadboncoeur
Vice President, Legal Affairs and Corporate Secretary

                                   SCHEDULE A

                            AETERNA LABORATORIES INC.

                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES


------------------------------------------- --------------------------------------------------------------------------
TSX CORPORATE GOVERNANCE GUIDELINES         COMMENTS
------------------------------------------- --------------------------------------------------------------------------


1.       BOARD SHOULD EXPLICITLY ASSUME     The  mandate of the Board is to assume  stewardship  of the  Corporation's
         RESPONSIBILITY FOR STEWARDSHIP OF  overall  administration and to oversee the management of the Corporation's
         THE CORPORATION SPECIFICALLY FOR:  operations.
-------- ---------------------------------- --------------------------------------------------------------------------

         (a)   ADOPTION OF A STRATEGIC      Prior to the beginning of each financial year, the Board receives and
               PLANNING PROCESS             approves the annual budget and the strategic objectives of the Corporation, which are submitted to it by Management. In addition, significant matters such as those related to the annual budget, strategic investments, as well as capital and operating expenditures exceeding a certain threshold of materiality are submitted to the Board.
-------- ----- ---------------------------- --------------------------------------------------------------------------

         (b) IDENTIFICATION OF PRINCIPAL    The Board identifies the Corporation's principal risks and manages these
               RISKS, AND IMPLEMENTING      risks through regular  appraisal of  Management's  practices on an ongoing
               RISK MANAGEMENT SYSTEMS      basis.
-------- ----- ---------------------------- --------------------------------------------------------------------------

         (c)   SUCCESSION PLANNING AND      When choosing senior management members, the Board strives for quality
               MONITORING SENIOR MANAGEMENT and loyalty which are basic elements needed for the realization of the
                                            Corporation's objectives. Every year, the Corporate Governance Committee examines the performance, development and remuneration of senior executives in light of these objectives. The Board contemplates studying succession planning in the course of next year.
-------- ----- ---------------------------- --------------------------------------------------------------------------

         (d)   COMMUNICATIONS POLICY        The Vice President, Planning and External Affairs, is responsible for the communications between Management and the Corporation's stakeholders. The
                                            Audit Committee  reviews press releases  containing the quarterly  results of the Corporation prior to their release,  these press releases being the responsibility  of the Vice  President and Chief  Financial  Officer along
                                            with  communications   with  institutions  and  financial   analysts.  In
                                            addition,  all press releases of the  Corporation are reviewed by the Vice
                                            President,  Legal Affairs. The communications  policy has been established in accordance with the relevant  disclosure  requirements under applicable
                                            Canadian and United States
-------- ----- ---------------------------- --------------------------------------------------------------------------


------------------------------------------- --------------------------------------------------------------------------
TSX CORPORATE GOVERNANCE GUIDELINES         COMMENTS
------------------------------------------- --------------------------------------------------------------------------

-------- ----- ---------------------------- --------------------------------------------------------------------------
                                            securities laws.
-------- ----- ---------------------------- --------------------------------------------------------------------------

         (e)   INTEGRITY OF INTERNAL        The Audit Committee is responsible for assisting the Board in the
               CONTROL AND MANAGEMENT       fulfillment of its duties with respect to financial accounting and
               INFORMATION SYSTEMS          reporting practices as well as the adequacy and integrity of internal controls and of the management information systems.
-------- ----- ---------------------------- --------------------------------------------------------------------------

2.       MAJORITY OF DIRECTORS SHOULD BE    The Board is composed of 9 directors, of which 5 are unrelated directors.
         "UNRELATED" (INDEPENDENT OF        The Executive Chairman, Dr. Eric Dupont, is a significant shareholder in
         MANAGEMENT AND FREE FROM           the Corporation as he has the ability to exercise a majority of the votes
         CONFLICTING INTEREST) TO THE       for the election of the Board of Directors. The Board believes that the
         CORPORATION AND THE CORPORATION'S  current majority of unrelated directors provides appropriate independent
         SIGNIFICANT SHAREHOLDER, IF ANY    representation for the public shareholders of the Corporation.
-------- ----- ---------------------------- --------------------------------------------------------------------------
3.       DISCLOSURE FOR EACH DIRECTOR       Dr. Eric Dupont - Related - Executive Chairman of the Corporation.
         WHETHER HE OR SHE IS RELATED, AND  Mr. Gilles Gagnon - Related - President and Chief Executive Officer of
         HOW THAT CONCLUSION WAS REACHED    the Corporation.
                                            Prof.  Dr.  Jurgen Engel - Related - Managing  Director,  Zentaris  GmbH -
                                            Executive  Vice  President,  Global  Research  and  Development  and Chief
                                            Operating Officer of the Corporation.
                                            Mr. Marcel Aubut - Related - Senior  partner of a law firm which  provides legal services to the Corporation on a regular basis.

                                            For the remainder of the proposed directors, none of them or their associates have any interest or any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors' ability to act with a view to the best interests of the
                                            Corporation, other than interests arising from shareholding.

                                            Francis Bellido            Unrelated
                                            Stormy Byorum              Unrelated
                                            Jean-Claude Gonneau        Unrelated
                                            Pierre Laurin              Unrelated
                                            Pierre MacDonald           Unrelated

-------- ----- ---------------------------- --------------------------------------------------------------------------
4.       (a)   APPOINT A COMMITTEE OF       At the present time,  the  Corporation  has no formal  procedures in place
               DIRECTORS RESPONSIBLE FOR    for recruiting new directors.  It nevertheless  proposes nominees annually
               PROPOSING TO THE FULL BOARD  for election to the Board and makes  recommendations as to the composition
               NEW NOMINEES TO THE BOARD    of the committees of the Board.
               AND FOR
-------- ----- ---------------------------- --------------------------------------------------------------------------


------------------------------------------- --------------------------------------------------------------------------
TSX CORPORATE GOVERNANCE GUIDELINES         COMMENTS
------------------------------------------- --------------------------------------------------------------------------

-------- ----- ---------------------------- --------------------------------------------------------------------------
               ASSESSING DIRECTORS ON
               AN ONGOING BASIS
-------- ----- ---------------------------- --------------------------------------------------------------------------

         (b)   COMPOSED EXCLUSIVELY OF      See item 4(a) above.
               NON-MANAGEMENT DIRECTORS,
               THE MAJORITY OF WHOM ARE
               UNRELATED
-------- ----- ---------------------------- --------------------------------------------------------------------------
5.       IMPLEMENT A PROCESS FOR ASSESSING  The Corporate Governance Committee is responsible to develop and monitor
         THE EFFECTIVENESS OF THE BOARD,    the Board's corporate governance practices, the functioning of the Board
         ITS COMMITTEES AND DIRECTORS       and the powers, mandates and performance of the Committees.
-------- ----- ---------------------------- --------------------------------------------------------------------------
6.       PROVIDE ORIENTATION AND EDUCATION  The Board ensures that every new director possesses the capacities,
         PROGRAMS FOR NEW DIRECTORS         expertise, availability and knowledge required to fill this position adequately.  The  Corporation  also  offers an  orientation  and  training program to new Board members.
-------- ----- ---------------------------- --------------------------------------------------------------------------
7.       CONSIDER REDUCING SIZE OF BOARD,   Management of the Corporation considers that the size of its Board is
         WITH A VIEW TO IMPROVING           adequate to maintain the Board's effectiveness and for the stewardship of
         EFFECTIVENESS                      the Corporation.
-------- ----- ---------------------------- --------------------------------------------------------------------------
8.       REVIEW COMPENSATION OF DIRECTORS   The Corporate Governance Committee reviews periodically the compensation
         IN LIGHT OF RESPONSIBILITIES AND   policies in light of market conditions and responsibilities. The Board
         RISKS                              has determined that the compensation paid to directors is adequate in light of their risks and  responsibilities.  Only  external  directors are compensated for acting as a director of the Corporation.
-------- ----- ---------------------------- --------------------------------------------------------------------------
9.       COMMITTEES OF THE BOARD SHOULD     The Board has two committees: the Audit Committee and the Corporate
         GENERALLY BE COMPOSED OF OUTSIDE   Governance Committee. All members of the Audit Committee are external and
         (NON-MANAGEMENT) DIRECTORS,        A non-related and a majority of the members of the Corporate Governance
         MAJORITY OF WHOM ARE UNRELATED     Committee are external and non-related.

                                            Both the Audit Committee and the Corporate Governance Committee consist of three members each. Audit Committee

                                            Francis Bellido            Unrelated
                                            Stormy Byorum              Unrelated
                                            Pierre MacDonald           Unrelated

                                            Corporate Governance Committee

-------- ----- ---------------------------- --------------------------------------------------------------------------


------------------------------------------- --------------------------------------------------------------------------
TSX CORPORATE GOVERNANCE GUIDELINES         COMMENTS
------------------------------------------- --------------------------------------------------------------------------

                                            Eric Dupont                Related
                                            Pierre Laurin              Unrelated
                                            Pierre MacDonald           Unrelated
-------- ----- ---------------------------- --------------------------------------------------------------------------
10.      BOARD SHOULD EXPRESSLY ASSUME      The Corporate Governance Committee is responsible for developing and
         RESPONSIBILITY FOR, OR ASSIGN TO   monitoring the Board's corporate governance practices.
         A COMMITTEE GENERAL RESPONSIBILITY
         FOR, THE APPROACH TO CORPORATE
         GOVERNANCE ISSUES
-------- ----- ---------------------------- --------------------------------------------------------------------------
11.      (a)   DEFINE LIMITS TO
               MANAGEMENT'S
               RESPONSIBILITIES BY
               DEVELOPING MANDATES FOR:
-------- ----- ---------------------------- --------------------------------------------------------------------------
               (i)   THE BOARD              The Board  oversees  the  conduct and  supervises  the  management  of the business and affairs of the  Corporation  pursuant to the powers vested in it by the CANADA  BUSINESS  CORPORATIONS  ACT and in  accordance  with the requirements  of the said  ACT.  The Board  meets  regularly  to  consider particular issues or conduct specific review whenever deemed  appropriate.
                                            Any  responsibility,  which is not  delegated,  to senior  management or a committee of the Board remains the responsibility of the Board.
-------- ----- ---------------------------- --------------------------------------------------------------------------
               (ii)  THE CEO                There is no formal process of developing mandates for the CEO.
-------- ----- ---------------------------- --------------------------------------------------------------------------
         (b)   BOARD SHOULD APPROVE OR      The CEO and Management establish the corporate objectives of the
               DEVELOP CEO'S CORPORATE      Corporation annually which, in turn, are expected to be implemented by
               OBJECTIVES                   the CEO. These objectives receive Board approval.
-------- ----- ---------------------------- --------------------------------------------------------------------------
12.      ESTABLISH PROCEDURES TO ENABLE     The Corporation does not currently have a member of the Board that is
         THE BOARD TO FUNCTION              responsible for ensuring that the Board properly discharges its duties,
         INDEPENDENTLY OF MANAGEMENT        independent of Management. The Board does not deem it necessary to add structures  to  those  that  already  exist  to  ensure  its  independence vis-a-vis Management.
-------- ----- ---------------------------- --------------------------------------------------------------------------
13.      (a)   ESTABLISH AN AUDIT           The Audit Committee reviews the Corporation's annual and interim
               COMMITTEE WITH A             financial statements before they are approved by the Board, oversees
               SPECIFICALLY DEFINED MANDATE Management reporting on internal audits and controls and reviews the comments of the external auditors  regarding internal control procedures.
                                            The Committee is also responsible for ensuring that the Corporation has in place adequate and efficient internal control systems to monitor the
                                            Corporation's
-------- ----- ---------------------------- --------------------------------------------------------------------------


------------------------------------------- --------------------------------------------------------------------------
TSX CORPORATE GOVERNANCE GUIDELINES         COMMENTS
------------------------------------------- --------------------------------------------------------------------------
-------- ----- ---------------------------- --------------------------------------------------------------------------

                                            financial information and that transactions involving the Corporation with related parties are made on terms that are fair for the Corporation. The
                                            Committee also examines the audit fees of the external auditors and submits the appropriate recommendations to the Board.

-------- ----- ---------------------------- --------------------------------------------------------------------------
         (b)   ALL MEMBERS SHOULD BE        The Audit Committee is composed of non-management directors.
               NON-MANAGEMENT DIRECTORS
-------- ----- ---------------------------- --------------------------------------------------------------------------
14.      IMPLEMENT A SYSTEM TO ENABLE       The Corporation has a practice of permitting the Board, any committee
         INDIVIDUAL DIRECTORS TO ENGAGE     thereof and any individual director to engage independent, external
         OUTSIDE ADVISORS, AT               advisors at the Corporation's expense. Up to the present time, the
         CORPORATION'S EXPENSE              members of the Board have not requested the assistance of an outside adviser.
-------- ----- ---------------------------- --------------------------------------------------------------------------

                                   SCHEDULE B



                                RESOLUTION 2003-1


RESOLVED AS RESOLUTION 2003-1 :

           THAT the Corporation be and is hereby authorized to amend its Stock Option Plan, substantially in the form of the amended Stock Option Plan attached as Schedule "B" to the Management Information Circular of the Corporation dated April 4, 2003, in order to allow the inscription of an additional 1,022,259 Subordinate Voting Shares to be reserved for issuance thereunder by increasing the maximum number of Subordinate Voting Shares issuable thereunder from 3,285,101 to 4,069,352 Subordinate Voting Shares; and

         THAT any director or officer of the Corporation is hereby authorized and directed to sign and deliver for, and on behalf of the Corporation, all such documents and do all such acts and things as may be considered necessary or desirable to give effect to this resolution.

                                   SCHEDULE C



                              STOCK OPTION PLAN OF
                          LES LABORATOIRES AETERNA INC.



1.       PURPOSE OF THE PLAN

1.1 The purpose of the stock option plan for directors, officers, employees, members of the Scientific Board and suppliers of ongoing services (the "PLAN") of Les Laboratoires AEterna Inc. (the "CORPORATION") is to secure for the Corporation and its shareholders the benefit of an incentive interest in share ownership by directors, officers and employees of the Corporation and its Subsidiaries, as the case may be, and by the members of the Scientific Board and certain designated suppliers of ongoing services.


2.       ADMINISTRATION

2.1 The Plan shall be administered by the Corporation's Board of Directors (the "BOARD") or the Corporate Governance Committee, as the same may be constituted from time to time (the "COMMITTEE"). The Board or the Committee shall have full and complete latitude to interpret the Plan and to establish the rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Plan, provided that such interpretations, rules, regulations and determinations shall be consistent with the relevant policy statements of the competent securities authorities and the rules of the stock exchanges on which the securities of the Corporation are listed.


3.       SHARES SUBJECT TO THE PLAN

3.1 The shares subject to the Plan are the Subordinate Voting Shares (the "SHARES") of the Corporation. The total number of Shares that may be issued under the Plan shall not exceed 4,069,352 Shares of the Corporation and no Optionee (as defined hereinbelow) shall hold options to purchase more than five percent (5%) of the number of Shares issued and outstanding from time to time. All of the Shares covered by options that will have expired or have been cancelled without being exercised shall become reserved Shares for the purposes of options that may be subsequently granted under the terms of the Plan.


4.       GRANT OF OPTIONS

4.1 The Board or the Committee shall from to time designate the directors, officers or employees of the Corporation or any of its Subsidiaries, as the case may be, or the members of the Scientific

         Board or suppliers of ongoing services to whom options shall be granted (an "OPTIONEE") and the number of Shares covered by each of such options. For the purposes of the Plan, "SUBSIDIARIES" shall mean any legal entity of which the Corporation holds or is the beneficiary, at any time, directly or indirectly, otherwise than as security only, of securities conferring over 50% of the votes enabling it to elect the majority of the directors of such entity as well as any current or future Subsidiary of such legal entity. Any Optionee may hold more than one option. However, no Optionee may hold options to purchase over five percent (5%) of the number of Shares issued and outstanding from time to time. The granting of each option shall be evidenced by a letter from the Corporation addressed to the Optionee setting forth the number of Shares covered by such option, the subscription price, the terms and conditions of exercise of the option and the option period.


5.       SUBSCRIPTION PRICE

5.1 The subscription price of the Shares subject to an option shall be established by the Board or the Committee at the time of the grant and this price shall not be less than the greater of the closing prices of the Shares on the Toronto Stock Exchange and the Nasdaq National Market on the last trading day preceding the date of the granting of the option (the "GRANT DATE"). If either of these exchanges is closed or if the Shares did not trade on one of the two exchanges on the last trading day preceding the Grant Date, the subscription price shall be the closing price of the Shares at the open exchange ("SUBSCRIPTION PRICE").

         The closing price of the Shares shall be converted into Canadian dollars, when this conversion is required, at the noon buying rate of the Bank of Canada on the last trading day preceding the Grant Date established in the previous paragraph.


6.       OPTION PERIOD

6.1 Subject to the provisions of subsection 6.2, each option shall be exercisable during a period established by the Board or the Committee (the "OPTION PERIOD"); such period shall commence no earlier than the date of the granting of the option and shall terminate no later than ten years after such date.

6.2 Notwithstanding the provisions of subsection 6.1, an option shall not be exercisable by an Optionee from and after each and every one of the following dates (an "EARLY EXPIRY DATE"), unless the Board or the Committee decides otherwise:

         6.2.1 (i) in the case where the Optionee is an officer or an employee, the date on which the Optionee resigns or voluntarily leaves his employment with the Corporation or one of its subsidiaries, as the case may be, or the date on which the employment of the Optionee with the Corporation or one of its Subsidiaries is terminated for just cause, as the case may be, including, without limiting the scope of the foregoing, in the event of a breach of his obligations to the Corporation, or (ii) in the case where the Optionee is a director or a member of the Scientific Board of the Corporation or one of its Subsidiaries, as the case may be, but is not employed by either the Corporation or one of its subsidiaries, the date on which such Optionee ceases to be a member of the relevant Board of Directors or the Scientific Board for any reason other than death;

         6.2.2 (i) in the case where the Optionee is an officer or employee, six (6) months following the date on which the Optionee's employment with the Corporation or any of its Subsidiaries, as the case may be, is terminated by reason of death or (ii) in the case where the Optionee is a director or a member of the Scientific Board of the Corporation or any of its Subsidiaries, as the case may be, but is not employed by either the Corporation or any of its Subsidiaries, six (6) months following the date on which such Optionee ceases to be a member of the relevant Board of Directors by reason of death;

         6.2.3 in the case where the Optionee is an officer or employee, thirty (30) days following the date on which the Optionee's employment with the Corporation or any of its Subsidiaries, as the case may be, is terminated for any cause or reason other than those mentioned in paragraphs 6.2.1 and 6.2.2, including, without limiting the scope of the foregoing, disability, long-term illness, retirement or early retirement; or

         6.2.4 in the case where the Optionee is a supplier of ongoing services, thirty (30) days following the date on which the Optionee ceases to act as a supplier of ongoing services to the Corporation or any of its Subsidiaries, as the case may be, for any cause or reason.

         Such rules shall not be interpreted in such a manner as to extend the Option Period beyond ten years.

6.3 All rights conferred by an option not exercised at the termination of the Option Period or from and after any Early Expiry Date shall be forfeited.


7.       EXERCISE OF OPTIONS

7.1 Subject to the provisions of section 6, an option may be exercised in whole, at any time, or in part, from time to time, during the Option Period, but in all cases in accordance with the exercise frequency established by the Board or the Committee and applicable at the time of the grant.

7.2 An option may be exercised by written notice to the Secretary of the Corporation. Such notice shall set forth the number of Shares subscribed and the address to which the certificate evidencing such Shares is to be delivered. Such notice shall also be accompanied by a certified cheque made payable to the Corporation in the amount of the Subscription Price. The Corporation shall cause a certificate for the number of Shares specified in the notice to be issued in the name of the Optionee and delivered to the address specified in the notice no later than 10 business days following the receipt of such notice and cheque.


8.       NO ASSIGNMENT

8.1 No option or interest therein shall be assignable by the Optionee other than by will or the law of succession.

9.       NOT A SHAREHOLDER

9.1 An Optionee shall have no rights as a shareholder of the Corporation with respect to any Shares covered by his/her option until he/she shall have become the holder of record of such Shares.


10.      OFFER FOR SHARES OF THE CORPORATION

10.1 In the event that, at any time, an offer to purchase is made to all holders of Shares, notice of such offer shall be given by the Corporation to each Optionee and all unexercised options will become exercisable immediately at the Subscription Price, but only to the extent necessary to enable an Optionee to tender his/her Shares in response to the offer should the Optionee so desire.


11.      EFFECTS OF ALTERATION OF CAPITAL STOCK

11.1 In the event of any change in the number of outstanding Shares of the Corporation by reason of any stock dividend, stock split, recapitalization, merger, consolidation, combination or exchange of Shares or other similar change, an equitable adjustment shall be made by the Board or the Committee in the maximum number or kind of Shares issuable under the Plan or subject to outstanding options and in the Subscription Price of such Shares. Such adjustment will be definitive and mandatory for the purposes of the Plan.


12.      AMENDMENT AND TERMINATION

12.1 The Board may, at any time, with the prior approval of appropriate regulatory authorities, amend, suspend or terminate the Plan in whole or in part. Subject to the provisions of section 11, in the event of a material amendment (including an increase in the maximum number of Shares issuable under the Plan) or a reduction in the Subscription Price of an option, the approval of the holders of a majority of the Shares present and voting in person or by proxy at a meeting of shareholders of the Corporation shall be obtained.

12.2 In addition to the foregoing, any material amendment to an option held by an insider (within the meaning of the SECURITIES ACT (Quebec), other than a person who is an insider solely by virtue of being a director or senior officer of a Subsidiary of the Corporation) or an associate of an insider, including a change in the Subscription Price or expiry date, shall be approved by a majority of votes cast at a meeting of shareholders, other than votes attaching to Shares beneficially owned by an Optionee and an Optionee's associates.

12.3 For the purposes of this section 12, an amendment does not include an accelerated expiry of an option by reason of the fact that an Optionee ceases to be a director, an officer, an employee or a member of the Scientific Board.

12.4 The shareholders' approval of an amendment may be given by way of confirmation at the next meeting of shareholders after the amendment is made, provided that no Shares are issued pursuant to the amended terms prior thereto.

13.      FINAL PROVISIONS

13.1 The Corporation's obligation to issue options granted or Shares under the terms of the Plan is subject to all of the applicable laws, regulations or rules of any governmental agency or other competent authority in respect of the issuance or distribution of securities and to the rules of any stock exchange on which the Shares of the Corporation are listed. Each Optionee shall agree to comply with such laws, regulations and rules and to provide to the Corporation any information or undertaking required to comply with such laws, regulations and rules.

13.2 The participation in the Plan of a director, an officer, an employee or a member of the Scientific Board of the Corporation or any of its Subsidiaries shall be entirely optional and shall not be interpreted as conferring upon a director, an officer, an employee or a member of the Scientific Board of the Corporation or any of its Subsidiaries any right or privilege whatsoever, except for the rights and privileges set out expressly in the Plan. Neither the Plan nor any act that is done under the terms of the Plan shall be interpreted as restricting the right of the Corporation or any of its Subsidiaries to terminate the employment of an officer or employee at any time. Any notice of dismissal given to an officer or employee at the time his/her employment is terminated, or any payment in the place and stead of such notice, or any combination of the two, shall not have the effect of extending the duration of the employment for purposes of the Plan.

13.3 No director, officer, employee or member of the Scientific Board of the Corporation or any of its Subsidiaries shall acquire the automatic right to be granted one or more options under the terms of the Plan by reason of any previous grant of options under the terms of the Plan.

13.4 The Plan does not provide for any guarantee in respect of any loss or profit which may result from fluctuations in the price of the Shares.

13.5 The Corporation and its Subsidiaries shall assume no responsibility as regards the tax consequences that participation in the Plan will have for a director, an officer, an employee or a member of the Scientific Board of the Corporation or any of its Subsidiaries, and such persons are urged to consult their own tax advisors in such regard.

13.6 The Plan and any option granted under the terms of the Plan shall be governed and interpreted according to the laws of the Province of Quebec and the laws of Canada applicable thereto.

13.7 Once approved by the Corporation's shareholders, the Plan will modify the stock option plan adopted by the Corporation on November 7, 1995 as amended. This Plan confers no other advantage to the beneficiaries of the stock option plan.


Dated May 29, 2003

                                STOCK OPTION PLAN
                          OF AETERNA LABORATORIES INC.-
                          LES LABORATOIRES AETERNA INC.


                                SUBSCRIPTION FORM



                                                        (Date)


Les Laboratoires AEterna Inc.
1405 boul. du Parc-Technologique
Quebec, Quebec
G1P 4P5

Attention of the Secretary


         I the undersigned, ____________________, hereby subscribe for __________ Subordinate Voting Shares of Les Laboratoires AEterna Inc. (the "Corporation") under the terms of the Stock Option Plan of the Corporation, out of the ___________ Subordinate Voting Shares available for purchase by the undersigned, and I enclose herewith my certified cheque (or money order) made payable to the order of Les Laboratoires AEterna Inc., in the amount of ________________________________ dollars in payment of the said subscription.


                                   -----------------------------------
                                   (Signature)


                                   -----------------------------------
                                   (Full Address)

                                   -----------------------------------


                                   -----------------------------------
                                   (Telephone)


* The French version of this Schedule shall prevail.

                                    SIGNATURE
                                    ---------


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               AETERNA LABORATORIES INC.


Date:  May 14, 2003                       By:  /s/Claude Vadboncoeur
-------------------                            ---------------------------------
                                               Claude Vadboncoeur
                                               Vice President, Legal Affairs and
                                               Corporate Secretary